Exhibit 4.3

COMPENSATION POLICY

SCINAI IMMUNOTHERAPEUTICS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on November 21, 2024)

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Scinai Immunotherapeutics Ltd. (“Scinai” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Scinai’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Scinai’s value and otherwise assist Scinai to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Scinai’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Scinai’s directors.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Scinai’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Scinai (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Scinai’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Scinai’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Scinai’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Scinai’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Scinai’s short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Scinai’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Scinai’s Board and Compensation Committee have examined the ratio between employer costs associated with the engagement of the Executive Officers, including directors, and the average and median employer costs associated with the engagement of Scinai’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Scinai were examined and will continue to be examined by Scinai from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Scinai.

B.	Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Scinai to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Scinai’s ability to attract and retain highly skilled professionals, Scinai will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Scinai’s, as much as possible, while considering, among others, such companies’ size and characteristics including without limitation their revenues, stage of development, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every three years. To that end, Scinai shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of Scinai with compensation packages in similar positions to that of the relevant officer in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Scinai’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Scinai shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Scinai’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Scinai shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Scinai’s policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.	Scinai may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Scinai’s policies and procedures.

C.	Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Scinai’s objectives and business goals. Therefore, a pay-for-performance element is provided for, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Scinai’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Scinai’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.	In the event the service of an Executive Officer is terminated prior to the end of a fiscal year, Scinai may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

8.5	For purposes of this Section 8 and Section 9 below, the term “Executive Officer” shall be deemed to include the Chairman of the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus of Scinai’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Scinai’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary or annual payment, as the case may be.

9.3.	The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary or annual payment, as the case may be.

CEO

9.4.	The annual cash bonus of Scinai’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Scinai’s Compensation Committee (and, if required by law, by Scinai’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.	The less significant part of the annual cash bonus granted to Scinai’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Scinai may grant its Executive Officers and directors a special bonus as an award for special efforts or achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s or director’s annual base salary or annual cash retainer, as the case may be (and in the case of Executive Officers, together with any annual bonus paid under Section 9 above, not to exceed 150% of the Executive Officer’s annual base salary).

10.2.	Signing Bonus. Scinai may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Scinai may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4.	Discretion Regarding Reducing a Bonus. The Compensation Committee and the Board of Directors of Scinai shall be entitled, in exceptional cases, at their discretion, to reduce or cancel a bonus to an Executive Officer.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Scinai shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation received by each such Executive Officer during the three completed fiscal years immediately preceding the date that Scinai is required to prepare an accounting restatement in the amount in which such bonus exceeded what would have been paid or received under the financial statements, as restated ("Compensation Recovery"), For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the SEC Clawback Rule (as defined below).

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards;

11.2.2.	The Compensation Committee has determined that the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; and

11.2.3.	Otherwise as provided in the SEC Clawback Rule.

11.3.

Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities or other laws, rules or regulations (including applicable stock exchange rules)and with respect to which the Board of Directors, following approval of the Compensation Committee, may adopt additional policies (which, for the sake of clarity, shall not require additional shareholder approval).

Without derogating from the generality of the foregoing, the Company has adopted a clawback policy (“Nasdaq Clawback Policy”) that complies with the listing standards (the “Nasdaq Standards”) adopted by The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including Nasdaq, to establish listing standards for purposes of complying with such rule.   Any provision of the Nasdaq Clawback Policy as required by the Nasdaq Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy creates or expands the obligation of the Company to conduct a “Clawback” from Office Holders. For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the Nasdaq Clawback Policy as long as it is approved by the Compensation Committee and the Board of Directors.

D.	Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Scinai’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Scinai and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Scinai is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Scinai’s policies, the main terms of which shall be disclosed in the annual report of Scinai.

12.4.	All other terms of the equity awards shall be in accordance with Scinai’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – for the initial grant 500% of his or her annual base salary and thereafter 300% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 200% of his or her annual base salary.

13.3.	The fair market value of equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4.	The Board considered the possibility of determining a ceiling for the exercise value of equity-based compensation and decided, taking into account the purpose of equity-based compensation, not to set such a ceiling in this Policy.

E.	Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Scinai may provide an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Scinai shall be entitled to waive the employment or service of an Executive Officer (including the CEO) during the course of the prior notice period, in whole or in part, provided that it continues to make all of the payments and provide all benefits s/he is due under his/her employment agreement and applicable law. Alternatively, Scinai shall be entitled to terminate the Executive Officer’s (including the Scinai CEO) service without prior notice provided that the Company pays the officer (including the Scinai CEO), on the date of the termination of his employment, payments that shall not be less than the payments he is owed in lieu of the prior notice period (and, without limitation, salary, vacation days and all payments and benefits he/she is due under his/her employment agreement and applicable law).

15.	Adjustment Period

Scinai may provide an additional adjustment period of up to nine (9) months to an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements, and to the CEO, and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Scinai may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.	Non-Compete Grant

Upon termination of service and subject to applicable law, Scinai may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Scinai for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.	Limitation Retirement and Termination of Service Arrangements

In addition to the Advance Notice Period, Scinai may provide an adjustment period/retirement payment that will be determined by, among other things, taking into consideration the Executive Officer’s seniority in the Company, his or her performance during employment, his or her contribution to Scinai achieving its goals and the circumstances of the Executive Officer’s retirement or termination. The maximum adjustment period/retirement payment that may be paid to each Executive Officer shall be up to twelve (12) monthly Base Salaries and may only be granted to Executive Officers who have served in Scinai for at least twelve (12) months. The total non-statutory payments under Sections 14-18 shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F.	Exculpation, Indemnification and Insurance

19.	Exculpation

Scinai may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Scinai, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Scinai may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Scinai, all subject to applicable law and the Company’s articles of association.

20.2.	Scinai will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of Scinai at the time of approval by the Compensation Committee; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Scinai’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Scinai shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of Scinai at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4.	Scinai may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.	Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the respective incentive plan or employment or service agreement:

21.1.	Vesting acceleration of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based compensation for Scinai’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of service termination; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of service termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H.	Board of Directors Compensation

22.	The following benefits may be granted to Scinai’s Board members:

22.1.	All of Scinai’s Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to $50,000, committee membership annual cash fee retainer of up to $10,000 and committee chairperson annual cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership). The chairperson of Scinai’s Board may be entitled to an annual cash fee retainer of up to $200,000.

Board members may also receive cash payments of up to $1,500 for attendance at each meeting of the board of directors and at each of its committees whether in person or by teleconference or other electronic means and cash payments of up to $750 for each written consent of the board of directors and of each of its committees.

22.2.	Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.3.	Notwithstanding the provisions of Sections 22.1 and 22.2 above, the compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000,as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, including in accordance with the relative compensation track of such regulation, all as such regulations may be amended from time to time.

22.4.	Each member of Scinai’s Board (excluding the chairman of the Board) may be granted an initial equity-based award in a value of up to $200,000 and annual grants in a value of up to $150,000 each. The equity-based awards shall vest annually over a period of three (3) years.

The chairperson of Scinai’s Board may be granted an initial equity-based award in a value of up to $300,000 and annual grants in a value of up to $200,000 each. The equity-based awards shall vest annually over a period of three (3) years. In lieu of an annual grant, the chairperson may receive a one-time grant of 160,000 RSU’s.

22.5.	In addition, members of Scinai’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.6.	It is hereby clarified that the compensation (and limitations) stated under this Section H will not apply to directors who serve as Executive Officers.

I.	Miscellaneous

23.	Nothing in this Policy shall be deemed to grant any of Scinai’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted and is authorized to cancel or suspend a compensation package or part of it.

24.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to Scinai not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.	In the event that new regulations or amendments to laws in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Scinai may follow such new regulations or legal amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Scinai and none of the provisions thereof are intended to provide any rights or remedies to any person other than Scinai.